August 26, 2005

Securities and Exchange Commission

Washington, DC 20549-7010

Attn:  Jennifer Hardy, Legal Branch Chief

RE:                              Spherix Incorporated

Registration Statement on Form S-2

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

File Nos.  333-126930, 000-05576, 000-05576

Dear Ms. Hardy:

In response to the Commission’s letter dated August 15, 2005, Spherix Incorporated (the “Company”) is pleased to provide the following responses to the Commission’s request for additional information regarding our Registration Statement on Form S-2, Form 10-K filing for the year ended December 31, 2004 and our Form 10-Q filing for the quarter ended March 31, 2005.  Attached hereto are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the August 15, 2005 letter.

Also accompanying this letter is a revised draft of the registration statement as an Amendment No. 1 to Form S-2.

The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard C. Levin

Richard C. Levin,

President and CFO

Registration Statement on Form S-2

General

SEC Comment

1.             Please be advised that in order to register securities underlying an equity line of credit, the private transaction involving the securities to be registered must have been completed.  As such, it is our position that the investor must be irrevocably bound to purchase the securities once the company issues a put.  There may not be any conditions to the investor’s obligations to purchase the shares underlying the equity line that are within the investor’s control.  See the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001.  It appears that Section 8.1 of the standby equity distribution agreement, when read with Article VII of the agreement, enables Cornell Capital to avoid or delay the timing of the put.  It also appears that Section 7.2(c) of the agreement enables Cornell Capital to avoid or delay the timing of the put as there are actions within its control that would require your company to have to file a post-effective amendment.  Please provide us with a detailed analysis to support a finding that the sale of securities under the agreement is complete and, therefore, registration of these securities is permissible at this time.

Spherix Response

The Standby Equity Distribution Agreement dated July 22, 2005, by and between Cornell Capital and Spherix (the “Equity Distribution Agreement”) was structured to comply with the SEC’s guidance set forth in the March 31, 2001 publication (the “Guidance”).  Specifically, the Guidance provides that the SEC “will permit the company to register the “resale” of the securities prior to its exercise of the put” if:

1.             the registration statement is on a form that the Company is eligible to use for a primary offering;

2.             the prospectus identifies the investor as an underwriter as well as a selling stockholder; and

3.             the private transaction is “completed” prior to the filing of the registration statement.

It is undisputed that the first two requirements are established.  Spherix meets all of the requirements to use the Form S-2 registration statement for a primary offering.  Further, the registration statement and prospectus prominently identifies Cornell Capital as an underwriter.

You have questioned whether the Equity Distribution Agreement transaction satisfies the “completed” standard.  It is our view that the documentation clearly establishes that once our registration statement becomes effective, Cornell Capital is irrevocably bound to purchase shares of our common stock once we properly exercise the put.

The comment cites Section 8.1 of the Equity Distribution Agreement.  The primary focus of this Section is to provide Cornell Capital access to available information “Prior to the filing of the registration statement….”.  It secondarily provides for ongoing access to information for the purpose of allowing Cornell Capital to confirm that there are no material changes from the information set forth in the registration statement which would require the filing of a post-effective amendment prior to sale.  In no way does any provision of Section 8.1 (or any other Section of the Equity Distribution Agreement or any related agreements) constitute a “due diligence out” as described in the Guidance or impose any conditions on Cornell Capital’s obligations to purchase our common stock following a put.  This Section is unrelated to the condition precedent section of the Equity Distribution Agreement discussed below.

The sole conditions precedent to honoring a company demand to sell shares under the Equity Distribution Agreement are set forth in Sections 2.5 and 7.2.  Specifically, you have raised inquiry with respect to Section 7.2(c).  This will only allow Cornell Capital to dishonor a demand for sale of our common stock in the event there are any “fundamental changes” to information contained in the registration statement that would require the filing of a post-effective amendment.  The principal purpose of this Section is to temporarily delay a stock purchase if we have not properly updated the prospectus as a result of a fundamental change in the information describing Spherix and its then-current status.  It is a restatement of the requirement set forth in Item 5.12(a)(1)(ii) of Regulation S-K.  This provision does not in any fashion change the fact that Cornell Capital is irrevocably bound to purchase shares of our common stock upon our exercise of the put;  it is only included in the agreement to insure that we proceed in full compliance with the securities laws.

You will note that in response to comment number 41, we described our analysis in selecting the Equity Distribution Agreement for our financing.  Please be advised that in the course of our due diligence of Cornell Capital, we contacted several companies which have dealt with Cornell Capital in connection with similar standby equity distribution agreements.  We were consistently advised that Cornell Capital fully complied with demands for funding.

Finally, we understand that Cornell Capital has engaged in numerous similar standby equity distribution arrangements on nearly identical terms as contained in our agreements.  These arrangements have resulted in many registration statements declared effective by the Commission.

2.             We note the disclosure set forth in Item 3.02 of your Current Report on Form 8-K filed July 25, 2005.  Please provide us with a detailed analysis of why the stated exemptions are available with respect to the sale of unregistered securities under the standby equity distribution agreement.  In this regard, it appears that Cornell had a view to distribute these securities.  Please refer to the second paragraph on page 14 of your prospectus.

Spherix Response

Our Form 8-K filed July 25, 2005 provides that the issuance of shares of our common stock pursuant to the Equity Distribution Agreement constitutes a private transaction exempt from registration pursuant to Section 4(2) of the 1933 Act and Regulation D.

The issuance of the shares to Cornell Capital qualifies for such exemptions as they will be “transactions not involving a public offering.”  The sales to Cornell Capital will be sales to a single, sophisticated investor without benefit of any general solicitation.  In Article III of the Equity Distribution Agreement, Cornell Capital represents and warrants that it is a sophisticated investor capable of evaluating the risks of the investment (Section 3.2);  it is purchasing the shares for its own account and for investment purposes (Section 3.4);  it is an accredited investor (Section 3.5);  it has been furnished with all necessary information necessary to make an informed investment decision (Section 3.6);  it has received all necessary documents and information (Section 3.7);  it was not contacted via any general solicitation (Section 3.9);  it is not an affiliate of Spherix (Section 3.10);  and that its trading activity shall comply with all applicable federal and state securities laws (Section 3.11).

Your comment appears to focus on whether Cornell Capital has a view to distribute the common stock.  As noted above, Section 3.4 states that Cornell Capital represents and warrants that it will purchase its shares “for its own account, and for investment purposes.”  The registration statement contains numerous references to Cornell Capital as an underwriter.  The underwriter language has been included to comply with the Guidance.  Further, the registration statement provides that Cornell Capital will at some point sell the shares of common stock it will acquire from Spherix but we cannot predict the timing of any of such sales.  Once again, we have acted in compliance with the Guidance and prior transactions.

3.             We note that Cornell Capital’s managing partner and general counsel serves as the escrow agent for the standby equity distribution agreement.  It appears that this Cornell Capital affiliate exercises sole discretion with respect to the release of shares and/or funds from the escrow.  In addition, Section 7(a) of the escrow agreement suggests that this Cornell Capital affiliate is permitted to resolve any disputes under the escrow agreement to his satisfaction.  In view of this affiliate relationship between Cornell Capital and the escrow agent and the functions of the escrow agent, it appears that Cornell Capital is exercising actual or potential discretion as to whether it will perform its obligations under the standby equity distribution agreement.  Please provide us with your analysis as to whether this affiliate relationship provides Cornell Capital any discretion that is inconsistent with our position regarding equity lines of credit set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001.

Spherix Response

The escrow agreement is intended to provide an orderly mechanism whereby the stock and accompanying purchase price may be collected at a common point and remitted to the appropriate parties.  The escrow agent is the managing partner and general counsel of Cornell Capital in order to minimize company expense and to insure that the transactions are timely effected.  Cornell Capital has entered into numerous standby equity distribution agreements using this structure.  The escrow agent has the necessary expertise and experience to insure that the escrow function is timely and accurately performed.  The duties of the escrow agent are purely ministerial in nature.

You refer in your comment letter to Section 7(a) of the escrow agreement.  This is a very standard provision in an escrow agreement that provides that in the event of a dispute or an escrow agent resignation, the escrow agent can petition a court to point a new escrow agent.  Such disputes would be between Spherix and Cornell Capital, and would not involve the escrow agent. This is not a mechanism for altering the fact that Cornell Capital is irrevocably bound to purchase our shares once we properly exercise the put.  In the extremely unlikely event that the escrow agent refused or delayed performance, nothing in the escrow agreement would alter the fact that Cornell Capital would be in breach of its obligations to us under the Equity Distribution Agreement.

4.             Please update the information throughout your registration statement to the most recent practicable date.

Spherix Response

All information included in the Registration Statement on Amendment No. 1 To Form S-2 has been updated through the most recent practicable date.

5.             Please be advised that following the effectiveness of your registration statement, you must file a prospectus supplement:

•                  whenever you exercise the right to put shares to Cornell Capital under the standby equity distribution agreement; and

•                  to reflect changes in selling security holder information, including sales of material amounts of securities.

Spherix Response

Spherix respectfully disagrees that such prospectus supplements are required.  The “Selling Stockholders” section of the registration statement and prospectus clearly states the maximum number of shares which may be sold by Cornell Capital.  Draw downs under the Equity Distribution Agreement are contemplated as set forth in the registration statement and prospectus and thus such draw downs will not constitute a “substantive change from or addition to the information set forth in the last form of prospectus” as set forth in Rule 424 (b)(3).  As a practical matter, such information will be made via Forms 8-K filed upon draw downs as required by the Form 8-K rules.

6.             Please provide appropriate disclosure in the Form S-2 regarding payments to Yorkville Advisors in connection with the standby equity distribution agreement.  We note the information in the fourth paragraph of your Form 8-K dated July 22, 2005.

Spherix Response

We have included the requested information in the Form S-2 in the last paragraph of the “Standby Equity Distribution Agreement” section.

Cover Page of Prospectus

SEC Comment

7.             We note that Cornell Capital will pay a per share purchase price equal to 95% of the market price of your common stock and will also receive 5% of the proceeds of each put.  Please revise the disclosure here and throughout your prospectus to remove the distinction between the

95% purchase price and the 5% retention fee and instead disclose that Cornell Capital will pay a purchase price equal to 90% of the market price of your common stock.

Spherix Response

Revised language has been included on the Cover Page and throughout the prospectus.

8.             Please disclose here and in the Underwriting section that Cornell Capital’s 10% discount on the market price of your common stock is an underwriting discount.

Spherix Response

Revised language has been included on the Cover Page and throughout the prospectus.

9.             Please disclose the amount of the lowest volume weighted average price of your common stock for the most recent five-day trading period.

Spherix Response

The requested information has been included on the Cover Page.

Prospectus Summary, page 5

The Offering, page 5

SEC Comment

10.           In view of the fluctuating purchase price under your standby equity distribution agreement and the current market price of your common stock, please provide a table illustrating the maximum amount of net proceeds you could raise based on a range of market prices, including the most current market price, if you sold all shares issuable under your standby equity distribution agreement.

Spherix Response

The requested table has been provided in the prospectus summary.

11.           Under the “Offering Price,” please revise “market price” to more accurately describe the actual offering price that the selling stockholders will pay.

Spherix Response

The requested change has been made to “Offering Price”.

12.           Please disclose that the escrow agent is an affiliate of Cornell Capital.

Spherix Response

The requested disclosure has been made in the prospectus summary.

13.           We note Section 3.11 of your standby equity distribution agreement.  We have the following comments:

•                  Please add disclosure in this section and, as appropriate, elsewhere in your prospectus,

that Cornell Capital may sell shares of common stock that are subject to a call before it actually receive those shares.  Please also discuss the impact of these sales on the market price of your common stock.

•                  Please explain how Cornell Capital will be able to sell shares prior to its receipt of those shares if the number of shares is not determined until the fifth trading day following a put notice.

•                  Please add disclosure in this section and, as appropriate, elsewhere in your prospectus that Cornell Capital may not engage in short sales.  Please also explain the meaning of short sales.

Spherix Response

The requested disclosures have been made to the prospectus summary.  Please note that upon our provision of appropriate notice, Cornell Capital is irrevocably bound to purchase our common stock in accordance with the Equity Distribution Agreement.  As such, Cornell Capital is the beneficial owner of these shares upon the provision of our notice.

14.           We note that you may not exercise a put if the shares to be issued in connection with the put would result in Cornell Capital owning more than 9.9% of your outstanding common stock.  We have the following comments:

•                  Please disclose the 9.9% threshold in this section and the number of shares that Cornell Capital would have to own to reach this threshold.

•                  Please add disclosure in this section and, as appropriate, elsewhere in your prospectus that your use of the equity line of credit depends upon Cornell Capital being able to sell sufficient shares to reduce its holdings so as to remain below this 9.9% threshold.

Spherix Response

The requested disclosures have been made to the prospectus summary.

15.           We note the disclosure in the third sentence of the first paragraph on page 6 that Cornell Capital will purchase shares at a discount to the offering price.  It is not appropriate to refer to an “offering price” as Cornell Capital will not purchase shares at a fixed price.  Please remove this reference here and throughout your filing.

Spherix Response

The term “purchase price” has been substituted for the term “offering price” when discussing the price to be paid by Cornell Capital Partners to Spherix under the Equity Distribution Agreement.

16.           Please clarify that Cornell Capital’s sales of shares will likely cause the market price of your common stock to decline.

Spherix Response

We have included language in the prospectus summary that such sales may cause the market price to decline.

17.           Please disclose the method for calculating the lowest volume weighted average price of your common stock.

Spherix Response

The requested disclosure has been made to the prospectus summary.

Recent Developments, page 6

SEC Comment

18.           We note the disclosure in the second risk factor on page 10 regarding a possible delisting from the NASDAQ National Market.  Please revise this section to include a discussion of your possible delisting.  Please also discuss the consequences of being delisted, including the designation of your common stock as penny stock.

Spherix Response

The requested disclosure has been made.

Risk Factors, page 6

SEC Comment

19.           We note that the discussion in most risk factors in this section does not describe the risks to investors in sufficient detail.  The discussion under each subheading should explain why the risk makes your offering risky or speculative.  It should also explain how the risk affects your company and the securities being offered.  Please revise accordingly.  See, for example and without limitation, risk factors one, two, three, five, six, seven, nine, 10, 12, 15 and 23.

Spherix Response

Revisions have been made as requested.

20.           Please revise your risk factors to remove the phrase “there can be no assurance.” The actual risk is that the event will occur, not your inability to prevent it.  See risk factors four, five, eight, nine, 10 and 11.

Spherix Response

Revisions have been made as requested.

21.           Please add a risk factor that discusses the risks associated with your outstanding indebtedness.  For example, is there a risk that you may not be able to repay the indebtedness or that there are covenants in your indebtedness agreements which restrict your operations?

Spherix Response

An additional risk factor has been added.

22.           Please add a risk factor that discusses the risks associated with the fact that you may not be able to draw down the entire amount of financing which is available under the standby equity distribution agreement.

Spherix Response

An additional risk factor has been added.

23.           Please add a risk factor that discusses the risks associated with dilution from the shares issuable under the standby equity distribution agreement and under any convertible securities, such as options and warrants.

Spherix Response

An additional risk factor has been added.

We have sustained losses in the past and we may sustain….page 8

SEC Comment

24.           Please disclose your accumulated losses as of the most recent practicable date.

Spherix Response

The requested disclosure has been made.

We may not be able to obtain additional financing that we need, page 9

SEC Comment

25.           Please disclose the estimated amount of additional financing that you will need over the next 12 and, to the extent practicable, 24 and 36 months.

Spherix Response

The requested disclosure has been made.

We may not be able to retain our key executives and personnel, page 9

SEC Comment

26.           Please clearly explain how this risk factor specifically applies to your company.  For example, do you lack employment contracts with your key personnel? Are any key people planning to retire or nearing retirement age?  Are there tensions between any key personnel and the board of directors?

Spherix Response

The risk factor has been modified to address this comment.

We face intense competitions and rapid technological advances by competitors..., page 9

SEC Comment

27.           Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or offering.”  This risk factor could apply to most issuers.  Please explain how this risk factor specifically applies to your company or delete it.  Please also comply with this comment in risk factor 21.

Spherix Response

This risk factor has been modified to address this comment.  Previous risk factor 21 has been deleted.

The equity distribution agreement transaction could adversely affect our stock, page 9

SEC Comment

28.           Your disclosure in this risk factor discusses several distinct risks, each of which appears to be a significant risk.  In order to give prominence to each risk, please assign each risk its own explanatory subheading.

Spherix Response

Each applicable risk factor has been separated and provided its own explanatory heading.

The price of Spherix shares may be adversely affected by the public sale..., page 10

SEC Comment

29.           Please disclose the number of outstanding and issuable shares that are either freely transferable or transferable under Rule 144 of the Securities Act.

Spherix Response

The requested disclosure has been made.

Our common stock will be delisted from NASDAQ National Market..., page 10

SEC Comment

30.           Please discuss in greater detail the risks to investors resulting from the delisting of your common stock.  For example, it appears that your common stock will be deemed to be penny stock if it is delisted from the NASDAQ National Market.

Spherix Response

The requested disclosure has been made.

Dividends on our common stock are not likely, page 10

SEC Comment

31.           Please explain why the fact that you do not expect to pay dividends makes your offering risky or speculative.  In addition, please explain in greater detail the risk set forth in the third sentence.

Spherix Response

The requested disclosure has been made.

Insiders own a significant portion of our common stock..., page 11

SEC Comment

32.           Please revise this risk factor to disclose the actual risk to an investor, namely the risk that the insiders may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

Spherix Response

The requested revision has been made.

Selling Stockholders, page 11

SEC Comment

33.           Please disclose the natural persons with dispositive voting or investment control of Newbridge Securities.

Spherix Response

The requested disclosure has been made.

34.           We note that Newbridge Securities appears to be the placement agent in most of the equity lines of credit funded by Cornell Capital Partners.  Please advise us as to whether there is any affiliation between these parties.  If not, disclose whether there is a contractual or other arrangement between these parties and describe its terms.

Spherix Response

We have been advised that there is no affiliation between Newbridge Securities and Cornell Capital Partners.  The requested disclosure has been made.

35.           Please reconcile the outstanding number of shares set forth in footnote (1) to the table with the disclosure in the first paragraph under the heading “Description of Securities” on page 15.

Spherix Response

The numbers have been reconciled as requested.

36.           Please disclose whether Cornell Capital owns or benefits, directly or indirectly, from any convertible debt or equity securities, including warrants and options, or other similar rights to acquire your common stock.  If so, please describe the arrangements in reasonable detail.

Spherix Response

The requested disclosure has been made.

Use of Proceeds, page 12

SEC Comment

37.           Please describe in greater detail your anticipated use of the net proceeds of your standby equity distribution agreement.  In addition, please disclose how you will allocate the net proceeds based on an assumed range of net proceeds.  We note the disclosure in the third paragraph on page 14.  See Item 504 of Regulation S-K.  We also note from Section 4.22 of the standby equity distribution agreement that you may use proceeds to pay loans.  Please provide appropriate disclosure here and the disclosure required by Instruction 4 to Item 504.

Spherix Response

The requested disclosure has been made.

38.           Please disclose the restriction on your use of proceeds contained in Section 4.22 of your standby equity distribution agreement.

Spherix Response

The requested disclosure has been made.

Dilution, page 12

SEC Comment

39.           Please revise this section to illustrate the dilution based on an assumed range of market prices, including the most current market price.

Spherix Response

The requested revision has been made.

40.           The comparison set forth in this section must reflect shares that your officers, directors and affiliated persons have the right to acquire, in addition to shares that they own.  Please revise accordingly. See Item 506 of Regulation S-K.

Spherix Response

As none of our officers, directors or affiliated persons have any in the money  rights to acquire any additional shares, we have made no further adjustments to this section.

Standby Equity Distribution Agreement, page 13

SEC Comment

41.           Please expand the disclosure in this section to discuss the alternative financing methods you considered prior to deciding to enter into an equity line of credit arrangement with Cornell Capital and why you ultimately decided to enter into an equity line of credit arrangement with Cornell Capital.

Spherix Response

The requested disclosure has been made.

42.           Please disclose the material terms of the escrow agreement. Please also discuss the mechanics of the escrow.

Spherix Response

The requested disclosure has been made.

43.           We note the disclosure in the fourth paragraph on page 14 regarding an assumed amount of net proceeds.  It does not appear that you will receive net proceeds of $3.75 million if you issue 2,222,222 shares at a price of $1.80. In this regard, it appears that the net proceeds would be $3.60 million less any offering expenses.  Please revise accordingly.  In addition, please explain the basis for using a price of $1.80 per share, rather than the most current market price.

Spherix Response

The disclosure has been revised as requested.

Plan of Distribution, page 14

SEC Comment

44.           We note the disclosure in clause (ii) of the first sentence of the first paragraph of this section that sales of the registered securities may be effected in transactions otherwise than in the NASDAQ National Market or in any other market on which the price of our shares of common stock are quoted.”  This disclosure is too vague.  Please be advised that the plan of distribution should specify in reasonable detail all of the intended methods for distributing the offered securities.  You may change the plan of distribution to identify other methods for distributing the offered securities through the filing of a post-effective amendment.

Spherix Response

The disclosure has been revised as requested.

45.           Please revise this section so that you clearly indicate the following:

•                  The selling security holders are subject to the applicable provisions of the Exchange Act and its regulations, including Regulation M.

•                  Pursuant to the requirements of Item 512 of Regulation S-K and as stated in Part II of your registration statement, you must file a post-effective amendment to your registration statement once informed of a material change from the information set forth with respect to the plan of distribution.

Spherix Response

The requested revision has been made.

46.           Please describe in greater detail the participation of Newbridge Securities as the placement agent with respect to your standby equity distribution agreement.  In this regard, we note that you did not enter into your placement agent agreement until you had entered into your standby equity distribution agreement.

Spherix Response

The requested disclosure has been made.

47.           Please disclose whether you gave any consideration to the fact that Newbridge Securities appears to act as placement agent in many of the equity lines funded by Cornell Capital and that this on-going relationship could impact its ability to represent your interests.

Spherix Response

The requested disclosure has been made.

48.           Please revise to also disclose that Newbridge Securities, as a selling security holder stockholder under the standby equity distribution agreement, is an underwriter.

Spherix Response

We respectfully disagree with this conclusion.  Newbridge Securities has acted as the placement agent in the purchase of securities in a private placement transaction.    Its services were limited to advising us in connection with entering into the Equity Distribution Agreement.  Newbridge Securities has no further obligations under the placement agent agreement.  Cornell Capital has advised that it will not sell our common stock through Newbridge Securities.  Newbridge Securities will not purchase any shares of our common stock for possible future sale.  Thus, Newbridge is not participating in the resale of our common stock in connection with the Equity Distribution Agreement.  Therefore, we do not believe that Newbridge Securities is an underwriter in connection with this prospectus.

Description of Securities, page 15

SEC Comment

49.           Please disclose the information required by Item 202(a)(5) of Regulation S-K.

Spherix Response

The requested disclosure has been made.

Part II — Information Not Required in Prospectus, page 18

Item 16. Exhibits, page 18

SEC Comment

50.           We note the disclosure on page 16 regarding your stockholder rights plan.  Please file all agreements relating to this plan, including the certificate of designation, as exhibits to your registration statement.

Spherix Response

The agreements are listed as exhibits to the registration statement.  See Exhibit item 10.10.

Exhibit 5.1

SEC Comment

51.           Please have counsel revise its legal opinion to indicate the state law upon which its opinion is based.

Spherix Response

The requested revision has been made.

Exhibit 23.1

SEC Comment

52.           Please have Grant Thornton revise its consent to include the file number of your registration statement.

Spherix Response

The requested revision has been made.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 36

SEC Comment

53.           We note the disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls.  Please revise the third paragraph to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer each concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls.  Please refer to Section II.F.4. of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. SEC Release No. 33-8238, which is available on the Commission’s website.

Spherix Response

We propose to make the change in future filings.  By letter dated April 12, 2005 from Rufus Decker, Branch Chief, we received a number of comments with respect to our Form 10-K for the period ended December 31, 2004.  The April 12, 2005 letter requested that the changes be made prospectively.  We have responded to the April 12, 2005 letter and have agreed to make various changes in future fillings.  We propose to include this change in our future filings.

54.           Please revise the last sentence set forth under the heading “Periodic Evaluation and Conclusion” to comply with Item 308(c) of Regulation S-K, effective as of August 14, 2003.  In this regard, we note that you must disclose any change in the internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Spherix Response

We propose to make this change in future filings.  See Spherix Response to SEC Comment 53.

Signatures, page 39

SEC Comment

55.           Your annual report on Form 10-K must be signed by your principal accounting officer or controller.  Please revise accordingly.

Spherix Response

We propose to make this change in future filings.  See Spherix Response to SEC comment 53.

Form 10-0 for the quarter ended March 31, 2005

Item 4. Controls and Procedures, page 12

SEC Comment

56.           We note the disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls.  Please revise the third paragraph to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer each concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove disclosure in the second paragraph regarding the limitations on the effectiveness of your systems of controls.  Please refer to Section II.F.4. of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on the Commission’s website.

Spherix Response

We propose to make this change in future filings.  See Spherix Response to SEC Comment 53.